pls 3/17

11017391

SECU[illegible] ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 41868

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLP Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

37000 12 Mile Road, Suite 101
(No. and Street)

Farmington Hills	MI	48331
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael McEvilly 248-489-0101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Skillman Group, PLC
(Name – *if individual, state last, first, middle name*)

2150 Butterfield, Suite 210 Troy, MI 48084
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael McEvilly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLP Investment Services, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

KRISTIN R SCHEMANSKY
Notary Public - Michigan
Oakland County
My Commission Expires Jan 23, 2014
Acting in the County of ______

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

Financial Statements
December 31, 2010 and 2009

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

FINANCIAL STATEMENTS
December 31, 2010 and 2009

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

TABLE OF CONTENTS
December 31, 2010 and 2009

SKILLMAN GROUP, PLC
Certified Public Accountants and Business Advisors

Independent Auditors' Report

To the Members
GLP Investment Services, LLC
37000 Twelve Mile Road, Suite 101
Farmington Hills, Michigan 48331

We have audited the accompanying Statement of Financial Condition of

GLP Investment Services, LLC
(a Michigan limited liability company)

for the year ended December 31, 2010, and the related Statements of Income, Members' Capital and Cash Flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of **GLP Investment Services, LLC** as of December 31, 2009, were audited by other auditors whose report dated January 29, 2010, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the December 31, 2010 financial statements referred to above present fairly, in all material respects, the financial position of **GLP Investment Services, LLC** as of December 31, 2010, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Skillman Group PLC
Certified Public Accountants

February 23, 2011

Suite 210 2150 Butterfield Drive Troy, Michigan 48084
Telephone 248 641-5020 Facsimile 248 641-5030

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

STATEMENTS OF FINANCIAL CONDITION
December 31, 2010 and 2009

ASSETS

	2010	2009
Cash	$ 84,210	$ 45,522
Receivables from Broker-Dealers and Clearing Organization	40,295	39,355
Prepaid license	13,272	12,687
NASD membership	45,380	45,380
Office equipment, at cost, less accumulated depreciation of $6,669 and $6,132	1,138	467
Total Assets	$ 184,295	$ 143,411

LIABILITIES AND MEMBERS' CAPITAL

	2010	2009
Liabilities:		
Payables to commissioned agents	$ 28,219	$ 27,577
Accounts payable, accrued expenses and other liabilities	7,748	2,442
Total Liabilities	35,967	30,019
Members' Capital	148,328	113,392
Total Liabilities and Members' Capital	$ 184,295	$ 143,411

See independent auditors' report and notes to the financial statements.

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

STATEMENTS OF INCOME
For the years ended December 31, 2010 and 2009

	2010	Percent	2009	Percent
Revenues:				
Commissions	$ 1,652,748	100.0	$ 1,414,424	99.99
Miscellaneous income	-	-	171	0.01
Interest income	15	-	34	-
Total Revenues	1,652,763	100.0	1,414,629	100.0
Expenses:				
Commissions paid to agents	1,082,727	65.5	947,084	66.9
Employee compensation and benefits	198,132	12.0	78,870	5.6
Guaranteed payments to members	300	-	116,171	8.2
Professional fees	29,007	1.8	22,738	1.6
Licenses	28,316	1.7	23,938	1.7
Depreciation	537	-	609	-
Contributions	-	-	460	-
Liability insurance	2,966	0.2	2,368	0.2
Printing and reproduction	820	-	2,162	0.2
Other expense	43,722	2.7	75,081	5.3
Total Expenses	1,386,527	83.9	1,269,481	89.7
Net Income	$ 266,236	16.1	$ 145,148	10.3

See independent auditors' report and notes to the financial statements.

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

STATEMENTS OF MEMBERS' CAPITAL
For the years ended December 31, 2010 and 2009

Balance, January 1, 2009	$ 75,673
Net income	145,148
Member distributions	(107,429)
Balance, December 31, 2009	113,392
Net income	266,236
Member distributions	(231,300)
Balance, December 31, 2010	$ 148,328

See independent auditors' report and notes to the financial statements.

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

STATEMENTS OF CASH FLOWS
For the years ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities:		
Net income	$ 266,236	$ 145,148
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	537	609
(Increase) decrease in:		
Commissions receivable	(940)	(10,086)
Prepaid licenses	(585)	(283)
Increase (decrease) in:		
Accounts payable, accrued expense and other liabilities	5,306	149
Increase (decrease) in commissions payable to agents	642	(2,052)
Net cash provided by operating activities	271,196	133,485
Cash flows from investing activities:		
Purchase of fixed assets	(1,208)	-
Cash flows from financing activities:		
Distributions to members	(231,300)	(107,429)
Net increase in cash	38,688	26,056
Cash, beginning of year	45,522	19,466
Cash, end of year	$ 84,210	$ 45,522

See independent auditors' report and notes to the financial statements.

NOTE A - Nature of Business and Summary of Significant Accounting Policies

Nature of business - **GLP Investment Services, LLC** (the "Company") is a Michigan limited liability company that is registered with the Securities and Exchange Commission, for the purpose of conducting business as a broker-dealer in securities. Commissions are recorded on a trade-date basis as securities transactions occur.

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

Revenue recognition - The Company recognizes revenue commissions on a trade-date basis as securities transactions occur. Commission expense payable to independent agents is accrued at the time the corresponding revenue is accrued.

Income taxes - Income or loss of the Company is allocated to the members based on their ownership percentages. No income tax provision has been included in the financial statements since income or loss of the Company is required to be reported by the members on their income tax returns.

Cash and cash equivalents - For financial statement purposes, the Company considers all liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The beginning cash balance on the Statement of Cash Flows is consistent with this treatment.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates primarily relate to the collectability of accounts receivable and estimates of future cash flows used to evaluate whether conditions are present that would require asset impairment charges to be recognized. Actual results could differ from those estimates.

NASD Membership - The NASD membership is recorded at cost or, if any other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. Management believes that such impairment has not occurred in 2010 or 2009. The NASD membership was being amortized over a period of forty years prior to adoption of FASB ASC Topic 350 on goodwill and other intangibles (see Note B).

Property and equipment - Office equipment is carried at cost. Office equipment as presented on the balance sheet is depreciated over the estimated life using the straight-line, declining balance or other statutory method with is designed to amortize the cost of assets in a manner most beneficial to the Company while approximating their estimated useful lives.

Financial instruments and concentration of credit risk - Financial instruments which subject the Company to concentrations of credit risk consist primarily of receivables from broker-dealers and clearing organizations and payables to commissioned agents.

Trade receivables - Trade receivables from Broker-Dealers are reported at the amount management expects to collect from the outstanding balance. Management believes that all accounts receivables will be collected and there have been no charge offs during the years ended December 31, 2010 and 2009.

NOTE B - Adoption of FASB ASC Topic 350

In 2002, the Company adopted FASB ASC Topic 350 on goodwill and other intangibles. This established new accounting and reporting standards for goodwill and other intangible assets whereas intangible assets with indefinite lives are no longer amortized, but rather tested annually for impairment. The Company's NASD membership is deemed to have an indefinite useful life; therefore, the Company ceased amortization effective January 1, 2002. The Company determined that the carrying amount of its NASD membership did not exceed its fair market value and that no impairment loss had been realized during the year ended December 31, 2010 and 2009.

NOTE C - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital ratio would exceed 10 to 1. At December 31, 2010 and 2009, the Company had net capital of approximately $69,234 and $40,589, respectively, and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to capital at December 31, 2010 and 2009 was 0.52 to 1 and 0.75 to 1, respectively.

NOTE D - Related Party Transactions

Companies related through common ownership and management provided office support and other services to the Company. Pursuant to the lease agreement signed with a related company, **GLP Investment Services, LLC** will use all office equipment, telephone system, and other expenses such as office supplies, postage, delivery, messenger, marketing and travel free of charge. The agreement also states that at no future date will **GLP Investment Services, LLC** be responsible for the payment of or reimbursement for these expenses.

NOTE E - Subsequent Events

The Company has evaluated subsequent events through February 23, 2011, the date on which the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE F - Accounting for Uncertain Tax Positions

The Company adopted the accounting standard regarding "Accounting for Uncertain Tax Positions". This standard provides detailed guidance for financial statement recognition, measurement, and disclosure of uncertain tax positions recognized in the enterprise's financial statements. It requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The adoption of this standard had no material effect on the Company's financial position, results of operations, or cash flows. The tax years of 2006 to 2010 remain subject to examination by the taxing authorities.

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL UNDER RULE 15c3-1 OF THE SEC
December 31, 2010

SCHEDULE 1

Aggregate indebtedness		$ 35,967
Net worth		$ 148,328
Deductions		
12 b-1 fees receivable	$ 19,304	
NASD Membership	45,380	
Office equipment	1,138	
Prepaid license	13,272	
Total deductions		79,094
Net capital		69,234
Minimum required net capital		5,000
Capital in excess of minimum requirement		$ 64,234
Ratio of aggregate indebtedness to Net Capital		0.52 to 1

Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31, 2010).

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 69,234
Net capital as reported on Schedule 1	$ 69,234

SKILLMAN GROUP, PLC
Certified Public Accountants and Business Advisors

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Members
GLP Investment Services, LLC
37000 Twelve Mile Road, Suite 101
Farmington Hills, Michigan 48331

In planning and performing our audit of the financial statements of **GLP Investment Services, LLC** as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Suite 210 2150 Butterfield Drive Troy, Michigan 48084
Telephone 248 641-5020 Facsimile 248 641-5030

A *control deficiency* exists when the design of operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statement will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information an use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spillman Group PLC

Certified Public Accountants

February 23, 2011